16 September 2014

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 115,000 Reed Elsevier PLC ordinary shares at a price of 999.1329p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 128,923,935 ordinary shares in treasury, and has 1,140,953,454 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier PLC has purchased 29,477,101 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 66,500 Reed Elsevier NV ordinary shares at a price of €17.6762 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 75,459,494 ordinary shares in treasury, and has 661,121,579 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier NV has purchased 17,064,301 shares.